UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Amendment No. ___)*
Pet DRx Corporation
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
715813101
(CUSIP Number)
Camden Partners Holdings, LLC
500 East Pratt Street
Suite 1200
Baltimore, Maryland 21202
Attention: Donald W. Hughes
Tel: (410) 878-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 21, 2009
(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☑.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	715813101	Page	2	of	16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Camden Partners Strategic Manager, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,028,037

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,028,037

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,028,037

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	715813101	Page	3	of	16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Camden Partners Strategic III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,028,037

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,028,037

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,028,037

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	715813101	Page	4	of	16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Camden Partners Strategic Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,947,119

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,947,119

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,947,119

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	715813101	Page	5	of	16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Camden Partners Strategic Fund III-A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		80,918

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		80,918

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	80,918

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	715813101	Page	6	of	16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard M. Berkeley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,028,037

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,028,037

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,028,037

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	715813101	Page	7	of	16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Donald W. Hughes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,028,037

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,028,037

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,028,037

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	715813101	Page	8	of	16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard M. Johnston

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		108,756

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,028,037

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		108,756

WITH	10	SHARED DISPOSITIVE POWER:

		2,028,037

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,136,793

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	715813101	Page	9	of	16 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David L. Warnock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,028,037

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,028,037

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,028,037

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Page 10 of 16 Pages
ITEM 1. SECURITY AND ISSUER
     This statement relates to the common stock, par value $0.0001 per share, (“Common Stock”) of Pet DRx Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 215 Centerview Drive, Suite 360, Brentwood, TN 37027.
ITEM 2. IDENTITY AND BACKGROUND
     (a) This statement is being filed by Camden Partners Strategic III, LLC (“CPS III”), Camden Partners Strategic Manager, LLC (“CPSM”), Camden Partners Strategic Fund III, L.P. (“CPS Fund III”), Camden Partners Strategic Fund III-A, L.P. (“CPS Fund III-A” and together with CPS Fund III, the “Funds”) and Messrs. Richard M. Berkeley, Donald W. Hughes, Richard M. Johnston, and David L. Warnock. CPS III is the general partner of each of CPS Fund III and CPS Fund III-A. CPSM is the managing member of CPS III. Messrs. Berkeley, Hughes, Johnston and Warnock are the managing members of CPSM (the “Managing Members”). CPS III, CPSM, the Funds, and Messrs. Berkeley, Hughes, Johnston and Warnock are sometimes referred to herein collectively as the “Reporting Persons.” Mr. Johnston is a director of the Issuer.
     (b) The address of the principal business office of the Reporting Persons is c/o Camden Partners Holdings, LLC, 500 East Pratt Street, Suite 1200, Baltimore, Maryland 21202.
     (c) The principal businesses of CPS Fund III and CPS Fund III-A are to invest in businesses located primarily in the United States. The principal business of CPS III is to act as general partner of each of CPS Fund III and CPS Fund III-A. The principal business of CPSM is to act as the managing member of CPS III. The principal business of each of Messrs. Berkeley, Hughes, Johnston and Warnock is to act as officers, directors, members, managing members, general partners or limited partners, as applicable, of corporations, partnerships or limited liability companies, as the case may be, some of which may be deemed to be affiliates of, or may provide management services to CPS III, CPSM, and the Funds. Messrs. Berkeley, Hughes, Johnston and Warnock are parties to written employment agreements with Camden Partners Holdings, LLC, a Delaware limited liability company (“Camden Holdings”), which provides management services to CPS III and affiliates of CPS III, CPSM, CPS Fund III and CPS Fund III-A and is an investment adviser registered under the Investment Advisor Act of 1940, as amended. The address of the principal business office of Camden Holdings is 500 East Pratt Street, Suite 1200, Baltimore, Maryland 21202.
     (d)-(e) During the past five years, none of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Each of CPS III and CPSM is a Delaware limited liability company. Each of CPS Fund III and CPS Fund III-A is a Delaware limited partnership. Each of Messrs. Berkeley, Hughes, Johnston and Warnock is a United States citizen.
ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Page 11 of 16 Pages
     On January 21, 2009, in accordance with the terms of the Purchase Agreement dated as of January 21, 2009 (incorporated herein by reference as Exhibit B, the “Purchase Agreement”), the Issuer issued to CPS Fund III: (a) 12% Senior Convertible Notes (the “Notes”) in an aggregate principal amount of $960,100, initially convertible into an aggregate of 96,010 shares of Common Stock based on an initial conversion price of $10.00 per share; and (b) warrants (“Warrants”) to purchase up to 2,215,615.38 shares of Common Stock, at an exercise price of $0.10 per share.
     On January 21, 2009, in accordance with the terms of the Purchase Agreement, the Issuer issued to CPS Fund III-A: (a) the Notes in an aggregate principal amount of $39,900, initially convertible into an aggregate of 3,990 shares of Common Stock; and (b) warrants to purchase up to 92,076.92 shares of Common Stock, at an exercise price of $0.10 per share.
     The aggregate purchase price paid for the Notes and Warrants was equal to the aggregate principal amount of the Notes. The source of funds for such purchase was the working capital of the Funds.
     On January 4, 2008, in accordance with the terms of the Second Amended and Restated Agreement and Plan of Merger dated October 23, 2007 (incorporated herein by reference as Exhibit C, the “Merger Agreement”), the Issuer issued to Mr. Johnston stock options to purchase 27,756 shares of Common Stock in exchange for employee stock options to acquire 36,000 shares of XLNT Veterinary Care Inc. common stock, of which 3,469.5 of the shares vested on August 27, 2007, 3,469.5 of the shares vested on September 26, 2008 and the remainder vests at a rate of 2.0833% monthly.
     On March 14, 2008, as compensation for service as a member of its Board of Directors, the Issuer awarded Mr. Johnston stock options to purchase 16,000 shares of Common Stock, which vested immediately, and stock options to purchase 65,000 shares of Common Stock, which vested in full on January 4, 2009.
     The Common Stock, the Notes and Warrants held by CPS Fund III and CPS Fund III-A and the Common Stock underlying the Notes and Warrants are hereinafter referred to collectively as the “Securities.” The stock options to purchase shares of Common Stock held by Mr. Johnston are hereinafter referred to collectively as the “Stock Options.”
ITEM 4. PURPOSE OF TRANSACTION
     CPS Fund III and CPS Fund III-A acquired the Securities currently held by it for investment purposes. Depending on market conditions, a continuing evaluation of the business and prospects of the Issuer and other factors, CPS III, as the sole general partner of each of CPS Fund III and CPS Fund III-A, CPSM and each of Messrs. Berkeley, Hughes, Johnston and Warnock, may determine to dispose of or acquire additional securities of the Issuer or dispose of the Securities. Except as described in this Schedule 13D, none of the Reporting Persons has any present plans (but each reserves the right to do so in the future), which relate to or would result in:
(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

Page 12 of 16 Pages
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Act”);

(j)	Any action similar to any of those enumerated above.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a)-(b) CPS Fund III is the record owner of 1,947,119 shares of Common Stock. CPS Fund III is the record owner of $960,100 aggregate principal amount of the Notes, which are convertible, at the option of CPS Fund III at any time after the date on which stockholder approval of the issuance of Common Stock under the Notes and Warrants (“Stockholder Approval”) is obtained, into 96,010 shares of Common Stock. The Notes may be convertible into a greater number of shares of Common Stock in the future, as set forth in the form of the Notes (incorporated by reference herein as Exhibit D). CPS Fund III is the record owner of Warrants to purchase up to 2,215,615.38 shares of Common Stock, which are exercisable at the option of CPS Fund III at any time after the date of Stockholder Approval for an exercise price of $0.10 per share. The number of shares of Common Stock purchasable upon exercise of Warrants and the exercise price are subject to adjustment as described in the form of such Warrants (incorporated by reference herein as Exhibit E).
     CPS Fund III-A is the record owner of 80,918 shares of Common Stock. CPS Fund III-A is the record owner of $39,900 aggregate principal amount of the Notes, which are convertible, at the option of CPS Fund

Page 13 of 16 Pages
III-A at any time after the date of Stockholder Approval into 3,990 shares of Common Stock. The Notes may be convertible into a greater number of shares of Common Stock in the future, as set forth in the form of the Notes (incorporated by reference herein as Exhibit D). CPS Fund III-A is the record owner of Warrants to purchase up to 92,076.92 shares of Common Stock, which are exercisable at the option of CPS Fund III-A at any time after the date of Stockholder Approval for an exercise price of $0.10 per share. The number of shares of Common Stock purchasable upon exercise of Warrants and the exercise price are subject to adjustment as described in the form of such Warrants (incorporated by reference herein as Exhibit E).
     The Reporting Persons do not know if or when Stockholder Approval will occur. The holders of the Notes may require the Issuer to redeem the Notes at the outstanding principal amount plus the applicable premium (i) upon the occurrence of a “change of control” (as defined in the Notes) and (ii) if the Issuer fails to obtain Stockholder Approval on or before October 31, 2009. Additionally, if the Issuer fails to obtain Stockholder Approval on or before October 31, 2009, or if an “event of default” (as defined in the Notes) occurs prior to the date of such approval, the holders of Warrants have the right to force redemption of such Warrants at a price per Warrant equal to the average market price of the Common Stock for the five trading days ending October 31, 2009, less the applicable exercise price.
     As a result of service on the Board of Directors of the Issuer, Mr. Johnston is the record owner of stock options to purchase 108,756 shares of Common Stock. Pursuant to an agreement with his employer, Camden Holdings, Mr. Johnston is obligated to exercise the Stock Options and dispose of Common Stock issued upon exercise only when and as directed by Camden Holdings.
     Pursuant to the limited partnership agreements of CPS Fund III and CPS Fund III-A, each dated December 16, 2004, their partners agreed that any securities that are acquired by both CPS Fund III and CPS Fund III-A shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments. As a consequence, CPS Fund III and CPS Fund III-A may be deemed to be members of a group pursuant to Rule 13d-5(b)(1) of the Act. CPS III, CPSM, and Messrs. Berkeley, Hughes, Johnston and Warnock each disclaims membership in the aforementioned group.
     Because of their relationship as affiliated entities, both CPS Fund III and CPS Fund III-A may be deemed to own beneficially the Securities held by the other. As the general partner of CPS Fund III and CPS Fund III-A, CPS III may be deemed to own beneficially the Securities held by CPS Fund III and CPS Fund III-A. As managing member of CPS III, CPSM may be deemed to own beneficially the Securities held by CPS Fund III and CPS Fund III-A. As managing members of CPSM, each of Messrs. Berkeley, Hughes, Johnston and Warnock may be deemed to own beneficially the Securities held by CPS Fund III and CPS Fund III-A. In addition, Mr. Johnston is a director of the Issuer.
     CPS Fund III disclaims beneficial ownership of the shares of Securities not held directly by it. CPS Fund III-A disclaims beneficial ownership of the shares of the Securities not held directly by it. CPS III, CPSM and Messrs. Berkeley, Hughes, Johnston, and Warnock each disclaim beneficial ownership of the Securities, except to the extent of their pecuniary interest therein.

Page 14 of 16 Pages
     CPS Fund III, CPS Fund III-A, CPS III, CPSM and Messrs. Berkeley, Hughes and Warnock disclaim beneficial ownership of the Stock Options, except to the extent of their pecuniary interest therein.
     Mr. Johnston may be deemed to own beneficially 9.0% of the Issuer’s Common Stock and each of the remaining Reporting Persons may be deemed to own beneficially 8.6% of the Issuer’s Common Stock, which percentages are calculated based upon 23,660,460 shares of Common Stock disclosed as issued and outstanding in the Issuer’s 10-Q, filed by the Issuer on November 14, 2008.
     As of January 21, 2009, each of the Reporting Persons had power to vote or dispose of the shares of Common Stock of the Issuer as follows:

	Shares					Shared
	Beneficially		Sole Voting	Shared Voting	Sole Dispositive	Dispositive
Stockholder	Owned(1)	Percentage	Power	Power	Power	Power
CPS III	2,028,037	8.6%	0	2,028,037	0	2,028,037
CPSM	2,028,037	8.6%	0	2,028,037	0	2,028,037
CPS Fund III	1,947,119 (2)	8.2%	1,947,119	0	1,947,119	0
CPS Fund III-A	80,918 (3)	0.3%	80,918	0	80,918	0
Richard M. Berkeley	2,028,037	8.6%	0	2,028,037	0	2,028,037
Donald W. Hughes	2,028,037	8.6%	0	2,028,037	0	2,028,037
Richard M. Johnston	2,136,793	9.0%	108,756	2,028,037	108,756	2,028,037
David L. Warnock	2,028,037	8.6%	0	2,028,037	0	2,028,037

(1)	Excludes the Notes acquired by CPS Fund III and CPS Fund III-A, which are not convertible into shares of Common Stock until after the Stockholder Approval, and Warrants acquired by CPS Fund III and CPS Fund III, which are not exercisable until after the Stockholder Approval.

(2)	Excludes 80,918 shares of Common Stock owned by CPS Fund III-A, an affiliate of CPS Fund III, but as to which CPS Fund III disclaims beneficial ownership, except to the extent of its pecuniary interest therein.

(3)	Excludes 1,947,119 shares of Common Stock owned by CPS Fund III, an affiliate of CPS Fund III-A, but as to which CPS Fund III-A disclaims beneficial ownership, except to the extent of its pecuniary interest therein.
     The Schedule 13G filed by the Reporting Persons on February 14, 2008 incorrectly stated the number of shares of Common Stock held by CPS Fund III as 1,947,120 shares and the number of shares of Common Stock held by CPS Fund III-A as 80,919 shares.
     (c) Except as described in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Issuer’s capital stock during the last 60 days.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the Securities beneficially owned by any of the Reporting Persons.
     (e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Page 15 of 16 Pages
     Pursuant to the limited partnership agreements of CPS Fund III and CPS Fund III-A, each dated December 16, 2004, their partners agreed that any securities that are acquired by both CPS Fund III and CPS Fund III-A shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments.
     Pursuant to an agreement with his employer, Camden Holdings, all proceeds and other benefits to which Mr. Johnston becomes entitled by virtue of the Stock Options and any Common Stock issued in respect thereof,  shall be received by Mr. Johnston for the benefit of Camden Holdings.
     Pursuant to the terms of the Purchase Agreement, the Issuer and the other parties thereto entered into a registration rights agreement on February 2, 2009 which requires the Issuer, upon demand of the Majority Holders (as defined in the Purchase Agreement) at any time after March 31, 2010, to register for resale the shares of Common Stock issued upon conversion of the Notes and upon exercise of Warrants.
     Pursuant to the terms of the Purchase Agreement, the Funds and the other investors identified on the schedules to the Purchase Agreement are required to each vote all shares beneficially owned by them in favor of the issuance of shares of Common Stock upon conversion of the Notes and exercise of Warrants when the issuance is submitted for Stockholder Approval.
     On January 4, 2008, pursuant to the terms of the Merger Agreement, Echo Healthcare Acquisition Corp. (“Echo”) merged with and into XLNT Veterinary Care, Inc. (“XLNT”),and the name of the resulting entity was changed to Pet DRx Corporation (the “Merger”). In connection with the Merger, certain stockholders entered the Board Voting Agreement, dated January 4, 2008 (incorporated herein by reference as Exhibit F, the “Voting Agreement”), by and among Echo, certain stockholders of Echo and holders of options and warrants to acquire shares of the capital stock of Echo, former stockholders of XLNT and holders of options and warrants to acquire shares of the capital stock of XLNT that following the Merger represent the right to receive shares of the capital stock of Echo, Galen Partners IV, L.P., Galen Partners International IV, L.P., and Galen Employee Fund IV, L.P. Pursuant to the terms of the Voting Agreement, the stockholders agreed to each vote shares beneficially owned by them, for a period of three years, for election to the Board of Directors of the Issuer of (a) Robert Wallace, for so long as Mr. Wallace is serving as the chief executive officer of the Issuer or owns two percent or more of the Issuer’s fully diluted shares of Common Stock, (b) four designees named by the representatives of XLNT (five in the event that Mr. Wallace is no longer serving as a director), one of whom shall be the designee of Galen Partners IV, L.P. or its affiliates, and (c) four designees named by Echo’s initial stockholders. Mr. Johnston serves on the Board of Directors of the Issuer as a designee of the representatives of XLNT.
     The Issuer’s obligations under the Notes are secured by a lien on substantially all of the Issuer’s assets in favor of Galen Partners IV, L.P., as collateral agent for the Funds and other investors in the private placement, pursuant to a Security Agreement dated January 21, 2009 (incorporated herein by reference as Exhibit G, the “Security Agreement”) and a Pledge Agreement dated January 21, 2009 (incorporated herein by reference as Exhibit H, the “Pledge Agreement”).
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Page 16 of 16 Pages
     The following exhibits are filed herewith:
     Exhibit A – Agreement regarding filing of joint Schedule 13D.
     Exhibit B – Purchase Agreement, dated January 21, 2009, by and among the Issuer and the investors identified on the schedules thereto (previously filed as Exhibit A to Schedule 13D/A filed with respect to the Issuer on January 30, 2009, incorporated herein by reference).
     Exhibit C – Second Amended and Restated Agreement and Plan of Merger, dated October 23, 2007, by and among Echo Healthcare Acquisition Corp., Pet DRx Acquisition Company and XLNT Veterinary Care, Inc. (previously filed as Exhibit 2.1 of the Issuer’s Registration Statement on Form S-4, as amended, filed by the Issuer on November 8, 2007, incorporated herein by reference).
     Exhibit D – Form of 12% Senior Convertible Note (previously filed as Exhibit 10.1 to Form 8-K filed by the Issuer on January 27, 2009, incorporated herein by reference).
     Exhibit E – Form of Warrant to Purchase Shares of Common Stock (previously filed as Exhibit 10.2 to Form 8-K filed by the Issuer on January 27, 2009, incorporated herein by reference).
     Exhibit F – Board Voting Agreement, dated January 4, 2008, by and among the Issuer and certain stockholders named on the signature pages thereof (previously filed as Exhibit 10.20 to Form 8-K filed by the Issuer on January 10, 2008, incorporated herein by reference).
     Exhibit G – Security Agreement, dated January 21, 2009, by and between the Issuer and Galen Partners IV, L.P., as collateral agent for the Secured Parties (previously filed as Exhibit D to Schedule 13D/A filed with respect to the Issuer on January 30, 2009, incorporated herein by reference).
     Exhibit H – Pledge Agreement, dated January 21, 2009, by and between the Issuer and Galen Partners IV, L.P., as collateral agent for the Secured Parties (previously filed as Exhibit E to Schedule 13D/A filed with respect to the Issuer on January 30, 2009, incorporated herein by reference)
     Exhibit I – Power of Attorney for Richard M. Berkeley (previously filed as Exhibit 4 to Schedule 13G filed with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).
     Exhibit J – Power of Attorney for Richard M. Johnston (previously filed as Exhibit 3 to Schedule 13G filed with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).
     Exhibit K – Power of Attorney for David L. Warnock (previously filed as Exhibit 2 to Schedule 13D/A filed with respect to Concorde Career Colleges, Inc. on February 25, 2003, incorporated herein by reference).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 6, 2009

Camden Partners Strategic Fund III, L.P.

By:	Camden Partners Strategic III, LLC, its sole general partner

/s/ Donald W. Hughes

Name:	Donald W. Hughes

Title:	Managing Member

Camden Partners Strategic Fund III-A, L.P.

By:	Camden Partners Strategic III, LLC, its sole general partner

/s/ Donald W. Hughes

Name:	Donald W. Hughes

Title:	Managing Member

Camden Partners Strategic III, LLC

By:	Camden Partners Strategic Manager, LLC, its sole manager

/s/ Donald W. Hughes

Name:	Donald W. Hughes

Title:	Managing Member

Camden Partners Strategic Manager, LLC

/s/ Donald W. Hughes

Name:	Donald W. Hughes

Title:	Managing Member

Richard M. Berkeley

/s/ Donald W. Hughes, Attorney-in-Fact

Donald W. Hughes

/s/ Donald W. Hughes

Richard M. Johnston

/s/ Donald W. Hughes, Attorney-in-Fact

David L. Warnock

/s/ Donald W. Hughes, Attorney-in-Fact

Exhibit A
Agreement of Joint Filing
     Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.
     IN WITNESS WHEREOF, the undersigned have executed this Agreement.
Dated: February 6, 2009

Camden Partners Strategic Fund III, L.P.

By:	Camden Partners Strategic III, LLC, its general partner

/s/ Donald W. Hughes

Name: Donald W. Hughes

Title: Managing Member

Camden Partners Strategic Fund III-A, L.P.

By:	Camden Partners Strategic III, LLC, its general partner

/s/ Donald W. Hughes

Name: Donald W. Hughes

Title: Managing Member

Camden Partners Strategic III, LLC

By:	Camden Partners Strategic Manager, LLC, its sole manager

/s/ Donald W. Hughes

Name: Donald W. Hughes

Title: Managing Member

Camden Partners Strategic Manager, LLC

/s/ Donald W. Hughes

Name: Donald W. Hughes

Title: Managing Member

Richard M. Berkeley

/s/ Donald W. Hughes, Attorney-in-Fact

Donald W. Hughes

/s/ Donald W. Hughes

Richard M. Johnston

/s/ Donald W. Hughes, Attorney-in-Fact

David L. Warnock

/s/ Donald W. Hughes, Attorney-in-Fact